[BUYERS UNITED LOGO]




                               2003 ANNUAL REPORT
                                TO STOCKHOLDERS





                                    UCN(TM)
                         Intelligence By-The-Minute(TM)

                               TABLE OF CONTENTS




Section                                                                 Page No.



Letter to Stockholders                                                     1

Our Company                                                                3

Market for Common Equity and Related Stockholder Matters                   4

Summary Consolidated Financial Information                                 5

Managements Discussion and Analysis of Financial Condition
and Results of Operations                                                  5

Financial Statements                                                     F-1

                              [BUYERS UNITED LOGO]


May 5, 2004

Dear Fellow Shareholders:

         Last year was an exciting one for your company. In each of the last three years, we have doubled revenue. And the growth in net income (before preferred dividends) has almost quadrupled in the last year alone. With revenues over $60 million, we will not be able to maintain that torrid pace, but we will continue to grow while at the same time transitioning from a commodity reseller of plain-vanilla long distance to a developer and marketer of enhanced telecommunication services to the huge contact center market. Consistent with this change of direction, we are asking you to approve a change in our name from Buyers United to UCN, which are the initials of United Carrier Networks. UCN is the name of our commercial division, and the change in our corporate name signals our de-emphasis of the residential market. This transition began in mid 2003 and in October we acquired the exclusive rights to a software technology that allows small and medium size contact centers to realize operational tools and efficiencies that in the past only large enterprises were able to achieve and then only with the expenditure of millions of dollars. By superimposing the software on to our national Voice over IP network, which Buyers United acquired from I-Link in December, 2002, we are able to provide enhanced telecommunications services at a fraction of the traditional cost for such services.

         Selling these services takes longer than selling conventional long distance and involves training the sales force to be able to demonstrate the unique features that the software can provide. We have, therefore, established a training curriculum for our various sales channels. Because of the skills required, we have begun developing a partner agent program to gain more direct control over our sales and have hired a seasoned telecom executive to head this effort. We are also developing a new sales channel, VAR or valued added reseller, which will leverage our own sales force. It will take time and up front expenses to realize the benefits. All of these changes will initially slow our growth and profit generation, but we believe the process will establish a sound foundation for substantial future revenue growth at improved margins.

         Last year we initiated a $1 million capital expenditure program to improve the quality of our Voice over IP network and to reduce the cost of our services. On March 11 we announced that we raised $8.7 million in the equity market. These monies will be used to expand our marketing and sales effort, further enhance our network, improve our balance sheet, and provide the working capital to fund our growth.

         We have tested market acceptance of the enhanced services made available by the software technology and the response has been outstanding. In February 2004 our new contact center products received recognition by winning the Best of Show award at the Call Center Demo show in Dallas, and in March 2004 we received the Best in Show award at the INTERNET TELEPHONY Conference and EXPO in Miami.

         I am pleased with the progress shown by our management and the new talent we have attracted in 2003. I have been grooming my replacement, Paul Jarman, who has done an outstanding job as your president and will recommend him to the board as our next Chief Executive Officer before the end of the year.

         On the financial side, our outside auditors for the first time in our history have eliminated the going concern qualification in its report on our 2003 financial statements. Our Series A and Series B Preferred Stock provides an 8% dividend. A number of investors have converted their preferred stock to common stock and, therefore, no longer receive dividends. The remainder can be converted at the option of the Company when the common shares trade at or above $4.00 per share, but in any case can be redeemed at the Companys election for the equivalent of $2.00 per share of common stock any time commencing January 1, 2005. We will consider effecting one of these options should the opportunity arise and we have the resources necessary to do so. Conversion of these preferred shares to common with the resulting elimination of dividends would directly improve our bottom line.

         In our proxy statement we are asking you to approve an employee stock purchase plan. I am a strong believer in our employees having an equity stake in the Company and this plan provides a cost effective mechanism to achieve this goal with our employees.

         We now have assembled a great staff, added experienced management, and obtained funding. Together with a great product and platform, we are ready to launch a new era and are very excited at the prospects.

Thank you for your continued interest in our Company.

Sincerely,

/s/  Theodore Stern

Theodore Stern
Chairman and CEO
Buyers United, Inc.

                                  OUR COMPANY

         Buyers United, Inc. is a telecommunications company that offers a wide range of long distance, toll free, data transmission, and related communication service options at competitive prices, and provides to its customers a standard of service it believes is comparable to other industry participants. The telecommunications services we offer include the following:

        o Switched long distance services to business and residential customers
        o   Dedicated access long distance service
        o   Toll-free 800/888/877/866 services
        o   Dedicated data transmission
        o   Private line data services
        o   Calling card services
        o   Conference calling
        o   Automatic call distribution
        o   Interactive voice response
        o   Outbound dialing and voice message broadcasting
        o   Fax to email
        o   Voice mail
        o   Real time account management

         These services can be offered individually, or in a suite of services tailored to a customers needs. During 2003 we acquired and integrated into our operations a voice over Internet protocol network (VoIP Network) that enables us to offer a number of services in the form of software solutions that are delivered through our VoIP Network.

         For the past eight years Buyers United has been engaged in the business of reselling telecommunication services provided by others to Buyers United at wholesale rates. Domestic long distance services make up a major portion of our sales with the other services listed above making smaller contributions to our sales mix.

         Buyers United now services approximately 150,000 business and residential consumers across America. We have refined our business model over the past several years to address specific niche opportunities in the vast communications industry. Our brand, United Carrier Networks (UCN), was adopted in the last quarter of 2001 for providing our services to business customers. We previously used the brand name BuyersOnline to service residential customers.

         Buyers United is now marketing its services primarily through independent agents to business customers. Our UCN web site supports the marketing effort of our agents by providing a resource for exploring and selecting the specialized services and options we offer business customers. During the past year we acquired both business and residential customers by purchase from other providers and may consider opportunities for additional purchases in the future, although at the present time we are not considering any purchase opportunities.

         Buyers United was originally formed as a Utah corporation in 1994. In March 1999, Buyers United changed its corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. When we changed the corporate domicile our name became BUI, Inc., and we effected a 1-for-4 reverse split in the issued and outstanding common stock. On April 20, 2000, we changed our name to BuyersOnline.com, Inc., and on November 20, 2001, our name was changed again to Buyers United, Inc.

Recent developments

         In March 2004 Buyers United sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million, in a private placement to institutional and accredited investors. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement are intended to be used for various corporate purposes, including sales and marketing related programs, funding further development of our VoIP Network, improving our balance sheet, and for working capital and other general corporate purposes. Buyers United registered the shares under the Securities Act of 1933 to permit the investors to resell the shares.

         In December 2002, Buyers United entered into an agreement to purchase assets of Acceris Communications Inc. (formerly I-Link, Inc.) and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by Acceris, all of which comprise the VoIP Network we now own and operate. The transaction was closed in May 2003, with several outstanding accounts to reconcile. The assets acquired include dedicated equipment required for operating the VoIP Network, customers of I-Link Communications serviced through the network, carrier identification codes, and certain trademarks. In consideration for the assets and software license, Buyers United issued to Acceris 300,000 shares of Series B Convertible Preferred Stock. This preferred stock was converted to 1,500,000 common shares in March 2004 pursuant to an agreement with Acceris that resolved the open account issues, allowed Acceris to sell 750,000 of the converted common shares to the same investors that purchased Buyers United common stock in March 2004, and granted to Acceris the right to register its shares with the March 2004 investors.

         Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is completed.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The common stock of Buyers United trades in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and ask prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended:                    High Bid ($)           Low Bid ($)
-----------------------                    ------------           -----------
March 31, 2002                                1.30                  0.61
June 30, 2002                                 2.00                  1.10
September 30, 2002                            1.93                  1.30
December 31, 2002                             2.00                  1.25

Calendar Quarter Ended:                    High Bid ($)           Low Bid ($)
-----------------------                    ------------           -----------
March 31, 2003                                2.45                  1.52
June 30, 2003                                 2.22                  1.20
September 30, 2003                            2.95                  1.71
December 31, 2003                             3.05                  2.00

         Since inception, no dividends have been paid on the common stock. Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. As of March 15, 2004, there were outstanding 1,827,500 shares of Series A Convertible Preferred Stock and 420,300 shares of Series B Convertible Preferred Stock. Under the terms of this preferred stock, Buyers United cannot make any distributions on its common stock without the approval of a majority of the preferred stockholders. At March 15, 2004, there were approximately 4,250 holders of record of the common stock.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following summary consolidated financial information is qualified by reference to the financial statements of Buyers United included elsewhere in this report.

Statements of Operations Data                                     Years ended December 31,
-----------------------------                                     ------------------------
                                                                 2003                    2002
                                                            --------------          --------------
     Revenues                                               $   63,312,964          $   30,163,450

     Operating expenses:
       Costs of revenues                                        34,597,486              16,295,201
       General and administrative                               14,830,565               7,365,569
       Selling and promotion                                    10,839,529               4,646,029
                                                            --------------           -------------
         Income from operations                                  3,045,384               1,856,651
     Other income (expense):
       Interest income                                              13,513                  17,980
       Interest expense                                         (1,884,258)             (1,544,448)
                                                            --------------           -------------
         Net income                                         $    1,174,639          $      330,183
     Preferred stock dividends                                    (873,495)               (749,725)
                                                            --------------           -------------
       Net income (loss) applicable
         to common stockholders                             $      301,144           $    (419,542)
                                                            ==============           =============
     Net income (loss) per common share:
        Basic                                               $         0.05           $       (0.07)
        Diluted                                             $         0.04           $       (0.07)

Balance Sheet Data                                                    As of December 31,
                                                                      ------------------
                                                                 2003                    2002
                                                            --------------          --------------
     Working capital deficit                                $  (11,921,235)          $  (7,276,814)
     Total assets                                           $   23,971,158           $  13,144,948
     Long-term debt and capital lease obligations           $      646,126           $   3,887,803
     Stockholders deficit                                   $   (1,627,250)          $  (5,463,114)

           MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

         Buyers United is a domestic telecommunications company that offers and sells a wide range of long distance and related communication services to business and residential customers. In the past we functioned as an aggregator and reseller of telecommunications services provided by others. We intend to continue to pursue and develop this type of business. However, in December 2002 Buyers United entered into agreements to purchase and manage assets of Acceris Communications Inc. (formerly I-Link, Inc.)

and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a Voice over Internet Protocol communications network (VoIP Network). We closed the transactions in May 2003. With these newly acquired assets we can now develop and offer as a provider enhanced services, such as fax to email, and transmit data and other communication services for a portion of the journey over our VoIP Network rather than entirely through third party providers. In October 2003, Buyers United acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. with a one-year option to purchase it at a price of approximately $6.8 million. With the MyACD technology we can offer a new product approach that combines our national VoIP Network with on-demand proprietary telephony software for contact handling/management applications. We are changing the way mission critical applications are delivered and priced for the contact center marketplace, or for any business or department seeking to improve how it manages the productivity and quality of its customer contact opportunities.

         In December 2002, Buyers United also entered into an agreement with Touch America, Inc., a subsidiary of Touch America Holdings, Inc., to purchase a substantial number of its switched voice telecommunication customers, including the carrier identification code used to service those customers. In June 2003, we amended the purchase agreement to acquire additional switched voice and dedicated telecommunications customers and correct discrepancies in the list of customers originally purchased in December 2002. The total purchase price was $6.5 million. Buyers United made an initial payment of $3.0 million to Touch America in December 2002 and has made additional cash payments totaling $3.4 million through March 4, 2004. The balance of $93,988 is expected to be paid in April 2004.

         During August 2003, Buyers United purchased approximately 12,000 long distance customers from Glyphics Communications, Inc. for $543,558.

         Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is completed

         We generate internal growth by pursuing multiple marketing avenues, including using independent agents, marketing through the Internet, and selling through our direct sales force. We intend to expand and develop our direct sales force and value-added reseller programs during 2004. Our purchase of telecommunication customers of Touch America resulted in a significant increase in our customer base during 2003. We believe continuing financial difficulties and uncertainty in the telecommunications industry may result in opportunities to acquire customers from unrelated companies, such as our recent February 2004 purchase of dedicated long-distance customers from Source Communications, and we intend to remain open to these opportunities. However, at the present we are not evaluating any new acquisitions.

Results of operations

Revenues

         For the year ended December 31, 2003 revenues increased to $63.3 million, a 110 percent increase compared to revenues for the year ended December 31, 2002 of $30.2 million. While a significant portion of the increase in revenue is due to the acquisition of customer accounts, we also generated growth internally from ongoing promotional efforts, primarily involving independent agents.

         For the year ended December 31, 2002, revenues increased 110 percent to $30.2 million as compared to $14.3 million for the year ended December 31, 2001. The change was due to a substantial increase in our customer base. These new customers were generated through independent sales agents and referrals from unrelated Internet marketing companies.

Costs of revenues

         Costs of revenues for the year ended December 31, 2003 increased to $34.6 million, a 112 percent increase as compared to $16.3 million for the year ended December 31, 2002. As a percentage of revenue, costs increased to 54.6 percent in 2003 compared to 54.0 percent for same period in 2002. The decrease in gross margin for the year ended December 31, 2003 as compared to the previous year is the result of costs related to an increase in customers using dedicated circuit services. This type of service typically has lower profit margins, but higher volumes, than other types of long distance services. Also contributing to a lower gross margin was the combination of costs related to integration efforts involved in the I-Link acquisition and higher costs of Touch America customers. Buyers United agreed with Touch America on certain wholesale prices during a phase-in period after acquiring the customers. However, Buyers United immediately began switching new customers over to other lower-cost wholesale providers. The higher Touch America costs were offset slightly by a decrease in other costs for long-distance minutes.

         Costs of revenues for the year ended December 31, 2002 were $16.3 million, or 54 percent of revenue, as compared to costs of $9.3 million, or 65 percent of revenue, for the year ended December 31, 2001. During 2002, Buyers United increased volume and new customer sign-ups with two of our largest long-distance wholesale carriers resulting in decreased rates for long-distance minutes and an increase in gross margin for the year.

General and administrative

         General and administrative costs for the year ended December 31, 2003 increased 101 percent to $14.8 million compared to $7.4 million for the year ended December 31, 2002. The increase in costs is due to expenses required to support Buyers Uniteds significant revenue growth, and costs associated with the I-Link, Touch America and the MyACD transactions. To meet the needs of increased revenue levels we hired additional customer service and collection personnel. In addition, several employees of I-Link were retained by Buyers United in order to effectively maintain the VoIP Network, as well as provide customer support and billing services. Buyers United also assumed certain office lease obligations of I-Link, which resulted in additional occupancy expenses.

         General and administrative expenses for the year ended December 31, 2002 increased 20 percent to $7.4 million or 24 percent of revenue as compared to $6.1 million or 43 percent of revenue for the year ended December 31, 2001. The increase resulted from increases in bad debt expense, customer service and support expenses and billing costs, all incidental to the increase in revenue. These increases were offset by decreased costs of maintenance and depreciation expense from the termination of high-cost equipment leases and the write-off of obsolete web-site development costs during 2001.

Selling and promotion

         Selling and promotion expenses increased 133 percent to $10.8 million or 17 percent of revenue for the year ended December 31, 2003 compared to $4.6 million or 15 percent of revenue for the year ended December 31, 2002. The increase resulted from higher commissions paid on increased revenue. Selling and promotion costs for 2003 include higher amortization expenses associated with the customer lists acquired during 2003.

         Selling and promotion expenses for the year ended December 31, 2002 were $4.6 million or 15 percent of revenue, an increase of 40 percent over the prior year's expenses of $3.3 million or 23 percent of revenue. The increase was the result of higher expenses for sales commissions, sales support staff, and the amortization of deferred customer referral fees. These increases were directly related to the increase in revenue during the 2002 year.

Other income (expense)

         Interest expense for the year ended December 31, 2003 was $1.9 million compared to $1.5 million for the comparative period in 2002. The increase in interest expense was the result of higher debt balances outstanding throughout 2003 compared to 2002.

         Interest expense for 2002 was $1.5 million as compared to $997,882 for 2001, an increase of 55 percent. The increase is attributable to the significant amount of additional debt financing Buyers United had outstanding throughout 2002, which we raised to fund operations and an online marketing opportunity with an unrelated Internet marketing company.

Liquidity and capital resources

         Buyers Uniteds current ratio as of December 31, 2003 increased slightly to 0.52:1 from 0.51:1 at December 31, 2002. The components of current assets and current liabilities that changed significantly since the end of 2002 were cash, accounts receivable, line of credit, the current portion of long-term debt, and accrued liabilities.

         The increase in cash and the line of credit was the result of a significant draw against the line of credit that took place during the last week of December 2003. Accounts receivable, accrued commission and rebates, accrued liabilities, and accounts payable all increased as a result of higher revenues reported during 2003 as compared to the same period in 2002. Accrued dividends increased as a result of the additional shares of preferred stock issued to I-Link, Inc. in connection with completing the acquisition of the VoIP Network.

         The current portion of long-term debt increased $1.7 million or 28 percent, due to several long-term notes maturing and becoming due and payable in 2004. The long-term portion of notes payable decreased by $3.2 million due to the net effect of the following items:

        o   Ongoing payments on acquisition notes.

        o The partial payoff and replacement of a $1.1 million promissory note, previously due February 28, 2003. Buyers United retired the note payable by paying $250,000 in cash and issuing a new promissory note for $800,000. In addition, Buyers United issued 50,000 shares of common stock in connection with the original agreement. The new note is unsecured and bears interest at ten percent, payable monthly. Principal is also payable monthly based on 20 percent of billings during each monthly billing period from designated customers.

        o In January and February 2003, Buyers United received $500,000 from the issuance of promissory notes payable, $400,000 of which came from three Directors of Buyers

            United. The unsecured notes bear interest at 12 percent and are due in 2004 through early 2005.

        o In May and June 2003, Buyers United received $500,000 from the issuance of promissory notes payable. The notes are secured by computer and telecommunications equipment, bear interest at 12 percent, and are due in May and June 2006.

        o During June 2003, the Company initiated a program to repurchase outstanding common stock from shareholders of record with total holdings of 100 or fewer shares. The offering price per share was $1.75. The program ended in September 2003 after the Company had repurchased 2,774 shares.

        o In June 2003 Buyers United issued $1.4 million in promissory notes for cash used primarily for purchasing customers from Touch America. The notes are unsecured and bear interest at ten percent, with principal and interest payable monthly. The principal paid each month equals approximately 20 percent of billings collected during each monthly billing period from the acquired Touch America customers. After all principal is repaid, note holders will continue to receive approximately ten percent of such collected billings. There was a five percent commission paid to the sales agent in connection with the issuance of the notes.

         Buyers United has a line of credit agreement with RFC Capital Corporation that expires in January 2006. The available borrowing limit is $5.0 million. Interest accrues at prime plus three percent, which was 7.00 percent as of December 31, 2003. During 2002, the interest rate on the line was prime plus six percent, which was 10.25 percent as of December 31, 2002. The facility allows the Company to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. The facility is collateralized by the underlying receivables. On December 31, 2003, Buyers United had financed the maximum amount available based on eligible accounts receivable at that time. This amount, less draws by RFC applied against the outstanding amount, aggregated $4.1 million. The facility requires Buyers United to maintain a restricted cash account for the collection of the receivables. As of December 31, 2003, Buyers United had $1.2 million of restricted cash associated with the RFC arrangement.

         On September 10, 2003, Buyers United filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for resale up to approximately 8.8 million shares of common stock underlying outstanding warrants, options and convertible debt. During 2003, investors exercised warrants to purchase 522,500 shares of common stock providing cash to the Company of approximately $1.0 million. In March 2004 the registration statement was temporarily suspended until the Company can file an amendment updating the registration statement with its 2003 audited financial statements and other information.

         On March 15, 2004, Buyers United sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses are approximately $8.1 million. The net proceeds of the private placement are intended to be used for various corporate purposes, including sales and marketing related programs, funding further development of our VoIP Network, reducing debt, and for working capital and other general corporate purposes.

         The following table sets forth our capitalization as of December 31, 2003, and as adjusted to give effect to:

        o Receipt of the estimated net proceeds from our private placement of 3,782,000 shares of common stock at $2.30 per share; and

        o Conversion of 300,000 shares of Series B Convertible Preferred Stock by Acceris Communications, Inc.

                                                       December 31,
                                                           2003          As Adjusted (1)
                                                      -------------       -------------
Stockholders equity (deficit):
 Preferred stock, $0.0001 par value; 15,000,000
  shares authorized
    Series A 8% cumulative preferred stock:
      1,865,000 shares issued and outstanding
       (liquidation value of $3,730,000)              $         187       $         187
    Series B 8% cumulative preferred stock:
      721,729 shares issued and outstanding
       (liquidation value of $7,217,290); as
       adjusted, 421,729 shares issued and
       outstanding, (liquidation value of
       $4,217,290)                                               72                  42
 Common stock, $0.0001 par value, 100,000,000
  shares authorized;
    7,604,584 shares issued and outstanding;
      as adjusted, 12,886,584 shares issued
      and outstanding                                           760               1,288
 Additional paid in capital                              20,193,148          28,295,023
 Warrants and options outstanding                         3,928,110           3,928,110
 Accumulated deficit                                    (25,749,527)        (25,749,527)
                                                      -------------       -------------
       Total stockholders equity (deficit)            $  (1,627,250)      $   6,475,123
                                                      =============       =============

----------------------------
(1) The adjusted figures do not give effect to the issuance of up to 7,972,583 additional common shares on exercise or conversion of outstanding warrants, options, and convertible notes that are registered for sale by the holders under a registration statement filed with the Securities and Exchange Commission, up to 1,600,476 shares underlying other warrants and options, up to 150,000 shares reserved for issuance on conversion of other outstanding notes, or up to 3,973,645 shares issuable on conversion of outstanding preferred stock.

Critical accounting policies and estimates

         Revenue Recognition: Buyers United's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when Buyers United acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers.

         Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is written off by management when deemed uncollectible, although collections efforts may continue.

         Property and Equipment: Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Buyers United capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements.

         Advertising Costs: Buyers United advertises its services through traditional venues such as print media to the general public. Costs associated with these advertising efforts are expensed as incurred.

Forward-looking statements

         The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Buyers United expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Buyers Uniteds operations and financial condition. These factors include the availability of capital, competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting long distance service, and conditions in the capital markets. Forward-looking statements made by Buyers United are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                                TABLE OF CONTENTS


Report of Independent Auditors ......................................... F - 2

Consolidated Balance Sheet.............................................. F - 3

Consolidated Statements of Operations .................................. F - 4

Consolidated Statements of Stockholders' Deficit ....................... F - 5

Consolidated Statements of Cash Flows .................................. F - 7

Notes to Consolidated Financial Statements ............................. F - 9

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Buyers United, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheet of Buyers United, Inc. and Subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buyers United, Inc. and Subsidiary as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.




                                          Crowe Chizek and Company LLC

Oak Brook, Illinois
March 11, 2004, except for Note 14
  as to which the date is March 15, 2004

                               BUYERS UNITED, INC.

                           CONSOLIDATED BALANCE SHEET

                                December 31, 2003

                            ASSETS
Current assets:
      Cash and cash equivalents                                          $  3,055,384
      Restricted cash                                                       1,569,336
      Accounts receivable, net of allowance for uncollectible
        accounts of $2,931,000                                              8,162,483
      Other current assets                                                    243,844
                                                                         ------------
            Total current assets                                           13,031,047

Property and equipment, net                                                 2,424,642
Intangible assets, net                                                      8,018,682
Other assets                                                                  496,787
                                                                         ------------

            Total assets                                                 $ 23,971,158
                                                                         ============

            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
      Line of credit                                                     $  4,093,782
      Current portion of long-term debt and capital lease obligations       7,781,484
      Accounts payable                                                     11,248,152
      Accrued liabilities                                                   1,828,864
                                                                         ------------
            Total current liabilities                                      24,952,282

Long-term debt and capital lease obligations                                  646,126
                                                                         ------------

            Total liabilities                                              25,598,408

Stockholders' deficit:
      Preferred stock, $0.0001 par value, 15,000,000 shares authorized;
        Series A 8% cumulative convertible preferred stock; 1,865,000
           shares issued and outstanding (liquidation value of $3,730,000)        187
        Series B 8% cumulative convertible preferred stock; 721,729
           shares issued and outstanding (liquidation value of $7,217,290)         72
      Common stock, $0.0001 par value; 100,000,000 shares authorized;
           7,604,584 shares issued and outstanding                                760
      Additional paid-in capital                                           20,193,148
      Warrants and options outstanding                                      3,928,110
      Accumulated deficit                                                 (25,749,527)
                                                                         ------------
            Total stockholders' deficit                                    (1,627,250)
                                                                         ------------

            Total liabilities and stockholders' deficit                  $ 23,971,158
                                                                         ============

                             See accompanying notes

                               BUYERS UNITED, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                     Year Ended December 31,
                                                    --------------------------
                                                        2003          2002

Revenues                                            $ 63,312,964  $ 30,163,450

Operating expenses:
      Costs of revenues                               34,597,486    16,295,201
      General and administrative                      14,830,565     7,365,569
      Selling and promotion                           10,839,529     4,646,029
                                                    --------------------------
            Total operating expenses                  60,267,580    28,306,799
                                                    --------------------------

            Income from operations                     3,045,384     1,856,651

Other income (expense):
      Interest income                                     13,513        17,980
      Interest expense                                (1,884,258)   (1,544,448)
                                                    --------------------------
            Total other expense, net                  (1,870,745)   (1,526,468)
                                                    --------------------------

            Net income                              $  1,174,639  $    330,183

8% Preferred dividends on Series A and B preferred
 stock                                                  (873,495)     (749,725)
                                                    --------------------------

            Net income (loss) applicable to common
             stockholders                           $    301,144  $   (419,542)
                                                    ==========================



Net income (loss) per common share:
            Basic                                   $       0.05  $      (0.07)
            Diluted                                         0.04         (0.07)



Weighted average common shares outstanding:
            Basic                                      6,378,047     5,740,811
            Diluted                                    6,847,646     5,740,811




                             See accompanying notes

                                          BUYERS UNITED, INC. AND SUBSIDIARY

                                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                              Preferred Stock     Common Stock     Additional
                                                                             -----------------  -----------------   Paid-in
                                                                              Shares    Amount    Shares   Amount   Capital
                                                                             ---------  ------  ---------  ------  -----------
Balance at December 31, 2001                                                 2,433,800  $  244  5,312,629  $  531  $15,190,855

      Conversion of preferred shares to common                                 (15,000)     (2)    55,000       6           (4)
      Issuance of common shares in connection with notes payable                    -       -      17,998       2       18,796
      Issuance of warrants for services and with consulting agreements              -       -          -       -            -
      Amortization of deferred consulting fees                                      -       -          -       -            -
      Issuance of warrants with notes payable                                       -       -          -       -            -
      Issuance of common stock for debt guarantee                                   -       -      25,000       3       30,747
      Imputed interest on notes payable                                             -       -          -       -        28,686
      Cancellation of warrants issued for services                                  -       -          -       -            -
      Preferred stock dividends                                                     -       -          -       -            -
      Issuance of common shares as payment of preferred stock dividends             -       -     574,635      57      750,296
      Net income                                                                    -       -          -       -            -
                                                                             ---------  ------  ---------  ------  -----------

Balance at December 31, 2002                                                 2,418,800     242  5,985,262     599   16,019,376


      Conversion of preferred shares to common                                (116,000)    (11)   580,000      58          (47)
      Issuance of preferred stock in connection with the I-Link acquisition    283,929      28         -       -     1,613,855
      Exercise warrants to purchase Common Stock, net of issuance costs             -       -     522,500      52    1,395,020
      Exercise employee options to purchase Common Stock                            -       -      27,500       3       54,997
      Issuance of common shares in connection with notes repayment                  -       -      50,000       5           (5)
      Repurchase shares from stockholders                                           -       -      (2,774)     -        (4,851)
      Amortization of deferred consulting fees                                      -       -          -       -            -
      Issuance of warrants for services                                             -       -          -       -            -
      Issuance of common stock for debt guarantee                                   -       -      15,000       1       36,298
      Imputed interest on notes payable                                             -       -          -       -         5,312
      Cancellation of warrants issued for services                                  -       -          -       -       304,690
      Preferred stock dividends                                                     -       -          -       -            -
      Issuance of common shares as payment of preferred stock dividends             -       -     427,096      42      768,503
      Net income                                                                    -       -          -       -            -
                                                                             ---------  ------  ---------  ------  -----------

 Balance at December 31, 2003                                                2,586,729  $  259  7,604,584  $  760  $20,193,148
                                                                             =========  ======  =========  ======  ===========

                                   -continued-

                                          BUYERS UNITED, INC. AND SUBSIDIARY

                                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                           Warrants/   Deferred
                                                                            Options   Consulting  Accumulated
                                                                          Outstanding    Fees       Deficit       Total
                                                                           ----------  --------  ------------  -----------
Balance at December 31, 2001                                               $4,383,334  $(98,406) $(25,631,129) $(6,154,571)

      Conversion of preferred shares to common                                     -         -             -            -
      Issuance of common shares in connection with notes payable                   -         -             -        18,798
      Issuance of warrants for services and with consulting agreements        102,118        -             -       102,118
      Amortization of deferred consulting fees                                     -     73,232            -        73,232
      Issuance of warrants with notes payable                                 232,259        -             -       232,259
      Issuance of common stock for debt guarantee                                  -         -             -        30,750
      Imputed interest on notes payable                                            -         -             -        28,686
      Cancellation of warrants issued for services                           (125,197)       -             -      (125,197)
      Preferred stock dividends                                                    -         -       (749,725)    (749,725)
      Issuance of common shares as payment of preferred stock dividends            -         -             -       750,353
      Net income                                                                   -         -        330,183      330,183
                                                                           ----------  --------  ------------  -----------

Balance at December 31, 2002                                                4,592,514   (25,174)  (26,050,671)  (5,463,114)


      Conversion of preferred shares to common                                     -         -             -            -
      Issuance of preferred stock in connection with the I-Link acquisition        -         -             -     1,613,883
      Exercise warrants to purchase Common Stock, net of issuance costs      (385,055)       -             -     1,010,017
      Exercise employee options to purchase Common Stock                           -         -             -        55,000
      Issuance of common shares in connection with notes repayment                 -         -             -            -
      Repurchase shares from stockholders                                          -         -             -        (4,851)
      Amortization of deferred consulting fees                                     -     25,174            -        25,174
      Issuance of warrants for services                                        25,341        -             -        25,341
      Issuance of common stock for debt guarantee                                  -         -             -        36,299
      Imputed interest on notes payable                                            -         -             -         5,312
      Cancellation of warrants issued for services                           (304,690)       -             -            -
      Preferred stock dividends                                                    -         -       (873,495)    (873,495)
      Issuance of common shares as payment of preferred stock dividends            -         -             -       768,545
      Net income                                                                   -         -      1,174,639    1,174,639
                                                                           ----------  --------  ------------  -----------

Balance at December 31, 2003                                               $3,928,110  $     -   $(25,749,527) $(1,627,250)
                                                                           ==========  ========  ============  ===========



                             See accompanying notes

                               BUYERS UNITED, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Year Ended December 31,
                                                                              -------------------------
                                                                                  2003         2002
                                                                              ------------ ------------
Cash flows from operating activities:
      Net income                                                              $ 1,174,639  $   330,183
      Adjustments to reconcile net income to netcash used in
        operating activities:
            Depreciation and amortization                                       3,863,516    1,191,196
            Amortization included in interest expense resulting from
              issuing stock with notes                                              5,312       28,686
            Amortization of discount on notes payable                             414,301      237,444
            Amortization of note financing costs                                  115,182      174,977
            Amortization of deferred consulting fees                               25,174       73,232
            Expense related to the grant of options to purchase common shares          -       (23,079)
            Changes in operating assets and liabilities:
                  Accounts receivable                                          (2,512,269)  (3,378,341)
                  Other assets                                                   (697,427)  (2,379,009)
                  Checks in excess of available cash balances                          -      (186,866)
                  Accounts payable                                              4,711,897    1,821,236
                  Accrued liabilities                                             278,315      432,183
                                                                              ------------ ------------

                        Net cash provided by (used in) operating activities     7,378,640   (1,678,158)
                                                                              ------------ ------------

Cash flows from investing activities:
      Increase in other assets                                                   (167,360)    (194,915)
      Purchases of property and equipment                                      (1,574,986)    (317,399)
      Purchase of customer accounts                                                    -    (3,000,000)
                                                                              ------------ ------------

                        Net cash used in investing activities                  (1,742,346)  (3,512,314)
                                                                              ------------ ------------

Cash flows from financing activities:
      Restricted cash                                                            (985,334)     106,310
      Net borrowings and payments under line of credit                          2,817,530      702,080
      Borrowings under notes payable, net of debt issuance costs                2,299,955    7,818,850
      Principal payments on notes payable and other long-term obligations      (8,767,587)  (2,499,508)
      Exercise of warrants and employee options, net of offering costs          1,065,018           -
      Repurchase of shares from stockholders with less than 100 shares             (4,852)          -
                                                                              ------------ ------------

                        Net cash provided by (used in) financing activities    (3,575,270)   6,127,732
                                                                              ------------ ------------


Net increase in cash and cash equivalents                                       2,061,024      937,260
Cash at the beginning of the period                                               994,360       57,100
                                                                              ------------ ------------

Cash at the end of the period                                                 $ 3,055,384  $   994,360
                                                                              ============ ============


                             See accompanying notes

                               BUYERS UNITED, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        Year Ended December 31,
                                                                        ----------------------
                                                                           2003         2002
                                                                        ----------  ----------

Supplemental cash flow information:
      Cash paid for interest                                            $1,208,543  $  890,490


Supplemental schedule of noncash investing and financing activities:
      Issuance of common shares in payment of preferred stock dividend  $  768,574  $  750,353
      Issuance of common shares in payment of deferred financing costs           -      18,793
      Issuance of common shares for officer's personal guaranty             36,300      30,750
      Issuance of warrants with promissory notes                                 -     232,259
      Accrual of dividend payable on preferred stock                       873,495     749,725
      Retire and replace note payable                                      800,000          -
      Acquire customers from Touch America                               3,411,421          -
      Acquire customers from Glyphics, Inc.                                543,558          -
      Issuance of preferred stock to acquire VoIP Network assets         1,705,236          -
      Convert accrued interest to note payable                             435,388          -
      Capital expenditures financed with capital lease obligation          100,691          -





                             See accompanying notes

NOTE 1 - DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Organization

Buyers United, Inc. ("the Company") was incorporated on August 23, 1994 in the state of Utah and was reincorporated in the state of Delaware on April 9, 1999. During 2003, the Company established a wholly-owned subsidiary in Virginia for the purpose of conducting business in that state.

Buyers United is an aggregator and provider of telecommunications services. The Company contracts with a number of third party providers for the right to resell the various telecommunication services and products they provide, and then offers all of these various services to its customers. The Company also operates a dedicated VoIP Network, and advanced customer contact handling/management software applications that enable it to offer enhanced services to customers. The variety of services and products the Company offers allows the customer to buy only those telecommunications services it needs from one source, combine those services in a customized package, receive one bill for those services, and make one call to Buyers United if a service problem or billing issue arises.

Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Buyers United, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for doubtful accounts and attrition rates used to determine the estimated useful lives of customer lists acquired.

Revenue Recognition: The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when the Company acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers.

Cash and cash equivalents: All highly liquid assets with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash: In accordance with the Company's agreements with RFC Capital Corp. (Note 5) and with certain vendors, the Company maintains a restricted cash account for the collection of the Company's receivables. As of December 31, 2003, the Company had $1.6 million of cash that was restricted.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The accounts receivable balance outstanding as of December 31, 2003 is comprised of the following:

            Billed amounts                              $ 9,863,111
            Unbilled amounts                              1,230,372
                                                         ----------
                                                         11,093,483
            Less: allowance for uncollectible accounts   (2,931,000)
                                                         ----------

                                                        $ 8,162,483
                                                        ===========

Finance charges are assessed to accounts once the amount owed is past due based on their specific terms. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is written off by management when deemed uncollectible, although collections efforts may continue.

Property and Equipment: Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for
Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements. Of such costs the Company capitalized approximately $118,000 and $127,000 during 2003 and 2002, respectively.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

Computer and office equipment                 2 to 3 years
Internal-use software                            2 years
Furniture and fixtures                        3 to 7 years

Advertising Costs: The Company advertises its services through traditional venues such as print media to the general public. Costs associated with these advertising efforts are expensed as incurred, and were $27,438 and $29,781 for the years ended December 31, 2003 and 2002, respectively.

Fair Value of Financial Instruments: The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

Debt Issuance Costs: As an inducement to various investors, shareholders, and board members to lend monies to the Company, shares of common stock and warrants to purchase shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans. Amortization of these costs for the years ended December 31, 2003 and 2002 was $414,298 and $237,446, respectively, and are included in interest expense.

Stock-Based Compensation: Employee compensation expense via stock option grants is reported using the intrinsic method. No stock option-based compensation expense is included in net income (loss) as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income
(loss) and earnings (loss) per share if expense was measured using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

                                                           2003         2002
                                                        ---------   -----------
  Net income (loss) applicable to common stockholders:
  ---------------------------------------------------
         As reported                                    $ 301,144   $  (419,542)
         Pro forma stock option-based compensation       (307,747)     (748,857)
                                                        ---------   -----------
         Pro forma net loss applicable
           to common stockholders                       $  (6,603)  $(1,168,399)
                                                        =========   ===========

  Net income (loss) per common share:
  ----------------------------------
         As reported:
           Basic                                        $    0.05   $     (0.07)
           Diluted                                           0.04         (0.07)

         Pro forma
           Basic                                        $      -    $     (0.20)
           Diluted                                             -          (0.20)

The fair value of the options granted during 2003 and 2002 was estimated at the date of grant using the following weighted average assumptions:

                                                          2003         2002
                                                          ----         ----

            Risk-free interest rate                       2.89%        3.71%
            Dividend yield                                  -            -
            Expected volatility                            75%          104%
            Weighted average expected life              4.8 years     4.7 years

The weighted average fair values of options granted during the years ended December 31, 2003 and 2002 was $1.42 and $1.01, respectively. The pro forma effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated.

Income Taxes: The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.
Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Net Income (Loss) Per Common Share : Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

As of December 31, 2003, outstanding options of employees and directors, along with warrants held by investors which together aggregated 469,599 in accordance with the Treasury Stock method were included in the computation of EPS. 5,457,760 shares of common stock issuable upon the conversion of preferred stock were excluded from the computation of diluted EPS as their effect was antidilutive.

As of December 31, 2002, outstanding options of employees and directors to purchase 3,592,721 shares of common stock; 4,634,000 shares of common stock issuable upon the conversion of preferred stock; and 5,529,282 shares of common stock issuable upon exercise of warrants to purchase common stock were not included in the computation of Diluted EPS because they would be antidilutive.

Recent Accounting Pronouncements:

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement 4, 44, and 64, Amendment of FASB Statements 13, and Technical Corrections." SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale/leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Commencing January 1, 2003 the Company will classify debt extinguishments costs within income from operations. The provisions of SFAS No. 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of this statement on January 2, 2003 did not have a material impact on the Company's financial position or results of operations.

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock Based Compensation - Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This amendment also changes the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effects of the method used on reported amounts. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has opted to continue accounting for stock options under the intrinsic value method prescribed in APB Opinion No. 25 for the years ended December 31, 2003 and 2002. In addition, the Company has complied with the prominent disclosure requirements of SFAS No. 148.

In May 2003,  the FASB issued SFAS No. 150,  "Accounting  for Certain  Financial
Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period that began after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company's adoption of this Statement on July 1, 2003 did not have a material impact on its consolidated results of operations or financial position.


NOTE 2 - ACQUISITIONS

In October 2003, Buyers United acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. ("MyACD"), with a one-year option to purchase it at a predetermined price. During the term of the agreement, Buyers United has the sole right to manage sales, service and billing of MyACD services. Under the agreement MyACD will continue to provide enhanced service development and configuration and Buyers United will reimburse MyACD for actual costs related to these activities.

During August 2003, Buyers United purchased approximately 12,000 long distance customers from Glyphics Communications, Inc. for $543,558.

On December 20, 2002, Buyers United entered into an agreement with Touch America, Inc., a subsidiary of Touch America Holdings, Inc., to purchase a substantial number of its switched voice telecommunication customers, including the carrier identification code used to service those customers. In June 2003, the Company amended the purchase agreement to acquire additional switched voice and dedicated telecommunications customers and correct discrepancies in the list of customers originally purchased in December 2002. Buyers United did not purchase any accounts receivable, equipment, or other assets of Touch America. The total purchase price was $6.5 million. Buyers United made an initial payment of $3 million to Touch America in December 2002 and has made additional cash payments totaling $3.4 million through March 4, 2004. The balance of $93,988 is expected to be paid in April 2004.

On December 6, 2002, Buyers United entered into the Asset Purchase Agreement and Software License Agreement to purchase assets of I-Link, Inc., and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a Voice over Internet Protocol ("VoIP") Network. Customer billings and related expenses incurred pursuant to a related Management Agreement between the parties were included in Buyers United's general and administrative expenses beginning December 6, 2002. The transaction closed effective May 1, 2003, at which time the Company began to recognize revenue earned and expenses incurred.

The assets acquired include dedicated equipment required for operating the VoIP Network, customers of I-Link serviced through the network, carrier identifications codes, and certain trademarks. In consideration for the assets and software license, Buyers United issued to I-Link 246,430 shares of Series B Convertible Preferred Stock with a fair market value of $1.4 million, assumed certain liabilities, and agreed to issue an additional 53,570 shares of Series B Convertible Preferred Stock in equal monthly installments over a term of 10 months commencing June 1, 2003, subject to satisfaction of certain conditions pertaining to provisioning of one of the former I-Link customers acquired in the transaction.

In connection with the closing, the parties together with Counsel Corporation, an Ontario corporation, and Counsel Communications LLC, a Delaware limited liability company, both affiliates of I-Link, entered into a Reimbursement Agreement pursuant to which Counsel Corporation, Counsel Communications, and I-Link agreed to reimburse Buyers United for any loss sustained as a result of any claims asserted against the assets acquired from I-Link by certain creditors of I-Link. Out of the shares it received in the transaction I-Link deposited in escrow 40,000 shares that may be applied to reimburse any such loss. This is in addition to 25,000 shares I-Link received in the transaction that has been deposited in escrow under the Asset Purchase Agreement to satisfy any claims for indemnification under the Asset Purchase Agreement. During 2004, these remaining 65,000 shares were delivered to Counsel Corporation.

The following table presents a summary of the estimated fair values of the assets acquired and liabilities assumed as of December 31, 2003:

            Computer and telecommunications switching equipment      $  754,966
            Customer list                                               553,898
            License on technology and patents                         1,182,933
            Carrier identification code                                 135,933
            Deposit with a vendor                                       110,000
                                                                     ----------

               Total assets acquired                                  2,737,730
                                                                     ----------

            Accounts payable and accrued liabilities                    737,829
            Acquisition costs                                           294,665
                                                                     ----------
                Total liabilities assumed                             1,032,494
                                                                     ----------

                Net assets acquired                                  $1,705,236
                                                                     ==========

The customer list and licensed technology will be amortized over a period of four years.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of the respective periods:

                                                             Year ended
                                                            December 31,
                                                      ------------------------
                                                         2003         2002
                                                      -----------  -----------
      Net revenue                                     $65,498,766  $37,965,060
      Net income (loss) applicable to
        common stockholders                           $    19,175  $(5,806,566)

      Basic and diluted net income (loss) per share   $        -   $     (1.01)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of identifiable tangible and intangible assets arising from the acquisition. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods, or of results to be achieved in the future.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2003, property and equipment consisted of the following:

      Computer and office equipment                $3,724,164
      Internal-use software                           268,723
      Furniture and fixtures                          302,027
                                                   ----------
                                                    4,294,914
      Accumulated depreciation and amortization    (1,870,272)
                                                   ----------

                                                   $2,424,642
                                                   ==========

NOTE 4 - INTANGIBLE ASSETS

At December 31, 2003, intangible assets consisted of the following:

                                        Gross       Accumulated   Intangible
                                        asset       amortization  assets, net
                                    -------------   -----------   -----------
      Customer lists                $  10,760,307   $ 3,840,679   $ 6,919,628
      Technology and patents            1,318,865       219,811     1,099,054
                                    -------------   -----------   -----------

                                    $  12,079,172   $ 4,060,490   $ 8,018,682
                                    =============   ===========   ===========

The Company participated in a direct response marketing campaign with LowerMyBills.com, Inc. (LMB), a web-based comparison shopping service. The fees associated with this advertising campaign were deferred and aggregated $2.8 million until June 2003, when the Company ceased participating in the program. Amortization expense for these customers in 2003 and 2002, was $1.2 million and $761,091, respectively.

The Company also acquired new customer lists related to I-Link, Touch America, and Glyphics in 2003, which are predominantly corporate customers. In addition, the Company acquired technology and licenses related to I-Link in 2003. Amortization expense during 2003 for the additional customers was $1.9 million, and was $219,811 for the technology and licenses.

The Company estimates the useful lives of its acquired customer lists based upon attrition rates experienced by the Company. Historically, management estimated the useful lives between 24 to 36 months based upon the type of customer and service provided. Based upon recent attrition information which showed that customers were averaging longer lives, the Company changed the estimated useful lives for its customer lists prospectively in the fourth quarter of 2003. LMB customer lives were increased from 24 to 36 months. The impact of this change was a $204,500 decrease in amortization expense in the fourth quarter of 2003. The customer lives of Touch America, I-Link and Glyphics were changed from 30 or 36 months to 48 months. The impact of this change was a $306,053 decrease in amortization expense in the fourth quarter of 2003.

Amortization expense for all intangible assets during the four-year period ending December 31, 2007 is estimated to be $2.7 million, $2.5 million, $2.2 million, and $600,000, respectively.


NOTE 5 - LINE OF CREDIT

Buyers United has a line of credit agreement with RFC Capital Corporation that expires in January 2006. The available borrowing limit is $5 million. Interest accrues at prime plus three percent, which was 7.00% as of December 31, 2003. During 2002, the interest rate on the line was prime plus six percent, which was 10.25% as of December 31, 2002. The facility allows the Company to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. The facility is collateralized by the underlying receivables. On December 31, 2003, Buyers United had financed the maximum amount available based on eligible accounts receivable at that time. This amount, less draws by RFC applied against the outstanding amount, aggregated $4.1 million. The facility requires Buyers United to maintain a restricted cash account for the collection of the receivables. As of December 31, 2003, Buyers United had $1.2 million of restricted cash associated with the RFC arrangement.


NOTE 6 - ACCRUED LIABILITIES

At December 31, 2003, accrued liabilities consisted of the following:

      Accrued commissions              $  669,523
      Accrued dividends                   478,599
      Other                               680,742
                                       ----------
                                       $1,828,864
                                       ==========

NOTE 7 - LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:

      Unsecured notes payable to  the Chairman of the
      Board, bearing interest  at 12 percent, payable
      monthly. Principal  and unpaid interest are due
      and payable in July  2004, except  for $112,500
      which  matures  in December 2004,  and $348,825
      which matures in July 2005.                              $2,726,325

      Unsecured   notes  payable  to  two   Directors
      bearing   interest   at   12  percent,  payable
      monthly. Maturity  dates  vary, from  July 2004
      through January 2005.                                       800,000

      Unsecured  note  payable  to  a  relative  of a
      Director,   bearing   interest  at  12  percent
      payable    monthly.    Principal   and   unpaid
      interest due in January 2005.                              100,000

      Promissory   note  payable  to  an   individual
      bearing   interest  at  12   percent,   payable
      monthly.   Secured  by   equipment.   Principal
      and unpaid interest due in July 2004.                      293,333

      Promissory  notes  payable  to two  individuals
      bearing   interest  at  12   percent,   payable
      monthly.   Secured  by   equipment.   Principal
      and unpaid interest due in the summer of 2006.             191,954

      Unsecured promissory  notes bearing interest at
      ten percent  and  12 percent,  payable monthly.
      Principal  payments  due monthly,  based  on 20
      percent  to  40 percent  of billings  collected
      from specifically-designated customers referred
      from   LowerMyBills.com,   Inc.  ("LMB").   The
      majority of  these notes have no maturity date.
      The Company  believes that all of the principal
      will be repaid during  2004, based  on expected
      cash collections from these customers.                     475,223

      Unsecured  promissory notes bearing interest at
      ten   percent,   payable   monthly.   Principal
      payments  due monthly,  based on ten percent of
      billings collected from customers acquired from
      Touch   America,  Inc.   These  notes  have  no
      maturity  date.  The Company believes  that all
      principal  will be  repaid  in 2005,  based  on
      expected cash collections from these customers.          2,358,412

      Unsecured  promissory note bearing  interest at
      10 percent, payable monthly. Principal payments
      due monthly,  based on 30  percent of  billings
      collected from customers recently acquired from
      Glyphics,  Inc. The  note has no maturity date.
      The Company believes that all principal will be
      repaid by  the end of 2004,  based  on expected
      cash collections from these customers.                     631,211

      Note  payable  to  Touch  America,  Inc.,  with
      interest   imputed  at  four  percent,  payable
      monthly. Principal  payments due monthly, based
      on  7.2  percent  of  billings  collected  from
      customers acquired from Touch America, Inc. The
      obligation  has no  maturity  date. The Company
      expects that  all principal  will be  repaid by
      April 2004, based  on expected cash collections
      from these customers.                                      473,437

      Other                                                      295,238

      Capital leases                                              82,477
                                                              ----------

                                                               8,427,610
      Less current portion                                    (7,781,484)
                                                              ----------

                                                              $  646,126
                                                              ==========
Long-term debt maturities are as follows:

                  2004                             $7,781,484
                  2005                                623,719
                  2006                                 22,407
                                                   ----------
                                                    8,427,610
                  Less current maturities          (7,781,484)
                                                   ----------

                                                   $  646,126
                                                   ==========

On February 28, 2003, the Company retired its $1.1 million note payable by paying $250,000 in cash and issuing a new promissory note for $800,000. In addition, the Company issued 50,000 shares of common stock in connection with the original agreement. At December 31, 2003, the amount remaining due, less issuance costs, was $631,211 (see above).

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase 562,950 shares of common stock at $2.50 per share were issued to the noteholders. Warrants for an additional 94,950 shares have also been issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The Company paid approximately $232,000 in commissions to sales agents. The Company paid approximately $152,000 in commissions to sales agents in connection with the Touch America-related unsecured promissory notes. All these commission costs are also included in the discounts to the carrying value of the notes. The discount is being amortized to interest expense over the respective notes' estimated payment terms.

NOTE 8 - LEASES

Buyers United leases executive office space in Bluffdale, Utah, a suburb of Salt Lake City. The offices consist of approximately 30,000 square feet. The current monthly lease rate is $32,307. The lease for office space expires in January 2007, but the Company has an option to renew the lease for an additional three to five years. Through November 2004, Buyers United is leasing 14,339 square feet of space at 13751 S. Wadsworth Park Drive, Draper, Utah, at a monthly cost of $16,728.

The Company also has one capital lease for computer software. The following is a schedule of future minimum payments under the leases as of December 31, 2003:



                                                         Capital       Operating
   Year ending December 31,                               leases        leases
                                                         --------     ----------
  2004 . . . . . . . . . . . . . . . . . . . . . . . .   $ 34,690     $  571,692
  2005 . . . . . . . . . . . . . . . . . . . . . . . .     34,690        397,373
  2006 . . . . . . . . . . . . . . . . . . . . . . . .     23,128        407,307
  2007 . . . . . . . . . . . . . . . . . . . . . . . .         -         417,490
                                                         --------     ----------

      Total future minimum lease payments  . . . . . .     92,508     $1,793,862
                                                                      ==========
  Less amount representing interest  . . . . . . . . .    (10,031)
                                                         --------
      Total obligations under capital leases . . . . .     82,477
  Less current portion . . . . . . . . . . . . . . . .    (28,752)
                                                         --------
      Capital lease obligations, net of current portion  $ 53,725
                                                         ========

Rent expense was approximately $519,500 and $348,300 for the years ended December 31, 2003 and 2002, respectively.

NOTE 9 - INCOME TAXES

The components of the Company's net deferred income tax assets and liabilities are as follows:

  Deferred income tax assets:
  --------------------------
      Net operating loss carryforwards                  $5,001,000
      Reserves and accrued liabilities                   1,275,000
                                                        ----------

            Total deferred income tax assets             6,276,000
            Valuation allowance                         (5,897,000)
                                                        ----------

            Net deferred income tax asset                  379,000
                                                        ----------

  Deferred income tax liabilities:
  -------------------------------
      Tax depreciation in excess of book depreciation     (379,000)
                                                        ----------

            Net deferred income tax liability             (379,000)
                                                        ----------

            Net deferred income taxes                   $       -
                                                        ==========

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $13,336,000. The tax net operating loss carryforwards will expire beginning in 2012.

Inasmuch as the Company's history includes accumulated net operating losses, it is uncertain as to whether the Company's deferred tax asset can be fully realized. Accordingly, a valuation allowance has been recorded to reduce the deferred income tax assets. The net change in the valuation allowance for deferred tax assets during the year ended December 31, 2003 was a decrease of $416,000. During 2003 and 2002 no income tax expense was recorded due the reduction of the valuation allowance.


NOTE 10 - CAPITAL TRANSACTIONS

Preferred Stock: The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares that constitutes such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities, or terms.

Series A 8 percent  Cumulative  Convertible  Preferred  Stock:  During 1999, the
Board of Directors authorized the issuance of 2,000,000 shares of Series A 8 percent Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4 million were raised upon sale of the shares.

The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005 at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. During 2002 certain stockholders converted 5,000 Series A preferred shares into common shares.

Series B 8 percent Cumulative Convertible Preferred Stock: In September 2000, the Board of Directors authorized the issuance of 1,234,500 shares of Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and related warrants to purchase common shares at an offering price of $10.00 per unit. Each unit consists of one share of Series B Preferred Stock and five warrants to purchase one share of common stock at an exercise price of $2.50 per share. During 2000, various investors made loans to the Company and subsequently elected to exchange their promissory notes for units. In addition to the converted loans of $2.5 million, the Company raised $2 million through the issuance of units through December 31, 2000 and $1.1 million through the issuance of units in 2001.

In connection with the unit offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13 percent of the gross proceeds from the sale of the Series B Preferred Stock, in addition to ten percent of the gross proceeds of certain related bridge financing. The Company also incurred approximately $23,000 of direct expenses in connection with the offering. As additional consideration, the Company agreed to issue to the Placement Agent warrants to purchase 319,300 shares of the Company's common stock at an exercise price of $2.50 per share.

As part of the Series B Preferred Stock offering, the Company issued 2,269,000 warrants to purchase common stock at $2.50 per share. The Company allocated the net proceeds from the offering of $4.2 million between the Series B Preferred Stock and the warrants based on estimated relative fair values. The Series B Preferred Stock was recorded at $2.4 million, and the warrants were recorded at

$1.8 million. The estimated fair value of the warrants was determined using the Black-Scholes pricing model. The Series B Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is five for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price.

During the three months ended March 31, 2001, the Company issued an additional 110,000 shares of preferred stock and 550,000 warrants to purchase common stock. The Company allocated the net proceeds from the offering of $1.1 million between the Series B Preferred Stock and the warrants based on estimated relative fair values. Accordingly, the stock was recorded at $794,822, and the warrants were recorded at $302,401. In connection with these additional Series B shares, the intrinsic value of the beneficial conversion feature of $20,498 was reflected in the accompanying 2001 consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital. The Series B Preferred Stock Offering closed on April 13, 2001.

In May 2002 the Board of Directors approved a plan to modify the exercise price on certain Preferred Stock and promissory note-related warrants from $2.50 to $2.00 per share, extend the expiration date of certain warrants from December 31, 2002 to December 31, 2004, and amend the redemption provisions of certain warrants so that the warrants could be called for redemption when the market price for the Company's common stock is $4.00 per share, rather than $6.00 per share.

On December 6, 2002, Buyers United entered into the Asset Purchase Agreement and Software License Agreement to purchase certain assets and assume certain liabilities of I-Link, Inc., and its subsidiary, I-Link Communications, Inc. In consideration, Buyers United issued to I-Link 246,430 shares of Series B Convertible Preferred Stock with a fair market value of $1.4 million, and agreed to issue an additional 53,570 shares of Series B Convertible Preferred Stock in equal monthly installments over a term of 10 months commencing June 1, 2003. The final installment was issued March 1, 2004.

During 2003, six of the stockholders converted a total of 116,000 Series B preferred shares into 580,000 common shares. During 2002, one of the stockholders converted 10,000 Series B preferred shares into 50,000 common shares.

Both Series A and B Preferred Stock still outstanding can be redeemed at the Company's election at any time commencing January 1, 2005, at the applicable redemption price plus all accrued dividends as of the redemption date.

Cumulative dividends accrue on both Series A and B Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. During the years ended December 31, 2003 and 2002, the Company declared dividends aggregating $873,495 and $749,725, respectively, and to satisfy payment obligations, issued a total of 427,096 and 574,635 shares of common stock, respectively. As of December 31, 2003, the Company had accrued dividends payable in the amount of $478,599. In February 2004, the Company settled the dividend payable by issuing 171,055 shares of common stock.

The Series A and B Preferred Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Preferred Stock. The Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized. The Series A Preferred Stock has a liquidation preference of $2.00 per share and the Series B Preferred Stock has a liquidation preference of $10.00 per share.

Issuances of Common Stock: During January 2002 the Company issued 17,998 shares of common stock in connection with the issuance of $179,998 of promissory notes, at an aggregated fair market value of $18,798.

During February 2002 the Company issued 25,000 shares of stock to one of its directors for providing a credit guaranty with respect to business expansion activities. The fair market value of shares issuances was $30,750.

In March 2001, the Company entered into three-year marketing contracts with one of its Series B Preferred stockholders. Under the terms of the contracts, 100,000 shares of common stock were issued with a fair market value of $125,000. This amount was recorded on the balance sheet as a deferred consulting fee and included in operating expenses on a straight-line basis over the life of the contracts. During 2001, $39,931 was recorded in promotion expenses as a result of this amortization. Consideration granted under the contracts' terms also included options to purchase up to 150,000 additional shares of common stock at $2.50 per share. These options vest gradually over the term of the contract. These options are accounted for as variable plan options since the issuance of these options was under the premise that the grantee will be providing current and future services for the Company. Accordingly, using the Black-Scholes option pricing model, $29,581 in consulting expense was recorded to reflect the vesting of these options through December 31, 2001. During 2002 an additional $48,060 of deferred consulting fees were amortized and included in promotion expenses, and another $95,615 in consulting expense was recorded to reflect the vesting of additional options. However, at the end of 2002 the Company and the stockholder agreed to cancel one of the marketing contracts and to rescind the as-yet unearned options. Accordingly, the Company included in promotion expenses an additional $25,174 of remaining unamortized deferred consulting fees, and recorded income of $125,197 to reflect the cancellation of the unearned options.

In  January  2003  the  Company  issued  15,000  shares  of  stock to one of its directors for providing a credit guaranty to one of its wholesale telecommunication service providers. The fair market value of the stock was $36,300.

During June 2003, the Company initiated a program to repurchase outstanding common stock from shareholders of record with total holdings of 100 or fewer shares. The offering price per share was $1.75. The program ended in September 2003 after the Company had repurchased 2,774 shares.

Warrants to Purchase Common Shares: As mentioned above, the Company issued warrants in connection with its Series B preferred stock offering and in connection with certain marketing contracts.

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase a total 562,950 shares of common stock at $2.50 per share were issued to the noteholders during the two years ended December 31, 2002. Warrants for an additional 97,950 shares were also issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount is being amortized to interest expense over the estimated term of the notes.

In November 2003 the Company issued 25,000 warrants to a consulting company. The estimated fair value of the warrants of $25,341, based on using the Black-Scholes pricing model, will be amortized over the life of the contract into general and administrative expense.

During 2003, investors exercised warrants to purchase 522,500 shares of Common Stock, in exchange for proceeds which aggregated $1,043,750.

All of the warrants were exercisable at December 31, 2003. The following tables summarize the warrant activity for 2003 and 2002:

                                                                   Weighted
                                                                   Average
                                                    Price          Exercise
                                  Warrants          Range           Price
                                 ---------      -------------      --------

   Balance at December 31, 2001  5,345,732      $1.25 - $5.13       $2.44
      Cancelled or expired        (250,000)     $2.50 - $2.85       $2.64
      Issued                       433,550      $2.00 - $2.50       $2.01
                                 ---------
   Balance at December 31, 2002  5,529,282      $1.25 - $2.95       $2.00
      Cancelled or expired        (181,750)     $2.00 - $2.95       $2.49
      Exercised                   (522,500)     $1.25 - $2.50       $2.00
      Issued                        25,000          $2.50           $2.50
                                 ---------

   Balance at December 31, 2003  4,850,032      $1.25 - $2.50       $2.05
                                 =========

Stock Options:

Long-Term Stock Incentive Plan: Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan ("the Stock Plan"). The Stock Plan provides for a maximum of 1,200,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. A Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options; non-qualified options; stock appreciation rights ("SAR"); and on a limited basis, stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 2003, incentive stock options to purchase a total of 893,653 shares were outstanding.

Other Options: The Company's Board of Directors has from time to time also authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing.

In virtually all cases, employee options vest over a period of from one to three years, and expire from four to five years after the date the options were granted. The following tables summarize the all stock option activity for 2003 and 2002:

                                                                   Weighted
                                                                   Average
                                                    Price          Exercise
                                  Options           Range           Price
                                 ---------      -------------      --------
   Balance at December 31, 2001  2,818,585      $2.00 - $9.00       $2.69
      Granted                      902,913      $2.00 - $2.50       $2.31
      Cancelled or expired        (128,777)     $2.00 - $9.00       $3.11
                                 ---------
   Balance at December 31, 2002  3,592,721      $2.00 - $5.39       $2.58
      Granted                      683,500      $2.00 - $2.64       $2.33
      Exercised                    (27,500)         2.00            $2.00
      Cancelled or expired        (816,944)     $2.00 - $4.00       $2.20
                                 ---------
   Balance at December 31, 2003  3,431,777      $2.00 - $5.39       $2.62
                                 =========

A summary of the options outstanding and options exercisable at December 31, 2003 is as follows:

                                                               Options
                    Options Outstanding                       Exercisable
   --------------------------------------------------- ------------------------
                                    Average   Weighted    Options      Weighted
     Range of                      Remaining  Average  Exercisable at  Average
     Exercise          Options    Contractual Exercise  December 31,   Exercise
      Prices         Outstanding      Life      Price       2003        Price
   -------------     -----------  ----------- -------- -------------- ---------

   $2.00 - $3.99     3,207,926     3.6 years  $  2.45    2,512,261     $  2.49
   $4.00 - $5.39       223,851     2.3 years     5.13      223,851        5.13
                    ----------                          ----------

                     3,431,777     3.5 years  $  2.62    2,736,112     $  2.70
                    ==========                          ==========

Registration Statement on Form SB-2: On September 10, 2003, the Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for resale up to 8,779,333 shares of Common Stock that may be sold from time to time by certain selling security holders listed in the registration statement. At December 31, 2003 the selling security holders owned:

     o    Warrants to purchase 99,375 shares at a price of $1.25 per share
     o    Warrants to purchase 3,966,856 shares at a price of $2.00 per share
     o    Warrants to purchase 528,450 shares at a price of $2.50 per share
     o Options to purchase 2,086,652 shares at prices ranging from $2.00 to $5.392 per share
     o Convertible notes in the amount of $1,162,500 convertible at $2.00 per share
     o Convertible notes in the amount of $1,775,000 convertible at $2.50 per share

Buyers United will receive the proceeds from exercise of the warrants and options and will benefit from extinguishment of the debt represented by the convertible notes, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

In March 2004 the registration statement was temporarily suspended until the Company can file an amendment updating the registration statement with its 2003 audited financial statements and other information.


NOTE 11 - RELATED PARTY TRANSACTIONS

During 2003 and 2002, certain board members and stockholders performed various services to the Company. These services included, but were not limited to, consulting, marketing and capital and debt raising activities. The Company incurred $74,750 and $109,259 in fees associated with these services for the years ended December 31, 2003 and 2002, respectively. Amounts outstanding related to these services were $12,800 and $14,300 at December 31, 2003, and 2002, respectively. There are also several debt arrangements more fully described in Note 7. Interest expense on obligations owed to related parties during 2003 and 2002, respectively, was $414,523 and $453,361.


NOTE 12 - MAJOR SUPPLIERS

Approximately 70% and 80% of the Company's cost of revenue for the years ended December 31, 2003 and 2002, respectively, was generated from two telecommunication providers. As of December 31, 2003, the Company owed approximately $3 million to these two providers. The Company has entered into contractual agreements with these vendors. During 2002 one of these providers had filed for bankruptcy protection under Chapter 11, and the other provider is currently being scrutinized by the Securities and Exchange Commission over certain accounting matters. Although the Company has not experienced a disruption of service and feels it could replace either of these sources with other wholesale telecommunication service providers, the effect on the Company's operations of potentially losing either or both of these service providers is unknown.


NOTE 13 - COMMITMENTS AND CONTINGENCIES

In June 2001, Buyers United entered into a joint sales agreement with Infotopia, Inc., a direct response marketer. In connection with the agreement, Infotopia loaned $500,000 to Buyers United. Subsequent to entering into the sales agreement, the two companies decided not to pursue further any joint activity. In December 2001, Buyers United negotiated a settlement of the $500,000 loan in which Buyers United paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. Accordingly, based on these amounts, the Company recorded a gain on the early extinguishments of the debt in the amount of $383,520. However, unbeknownst to the Company, during 2001 Infotopia allegedly entered into a General Security Agreement with Sea Spray Holdings, Ltd., which purportedly included the loan obligation. Sea Spray asserted that it had a perfected security interest in the obligation and demanded payment as successor-in-interest to Infotopia. The Company denied the claim and filed an arbitration proceeding to resolve the issue. Sea Spray attempted to pursue its claim in New York state court, which the Company removed to federal court in New York, and the federal court dismissed the action pursuant to an order to the effect Sea Spray must pursue its claims in the arbitration proceeding. An arbitration hearing was held in December 2003, at which Sea Spray failed to make any appearance or submission after receiving all required notice. The arbitrator entered a default in favor of Buyers United and its award further found in favor of Buyers United as a matter of the evidence presented and as a matter of law. The Company believes this matter has been resolved fully in its favor and that is has no obligation or liability to Sea Spray.

Buyers United is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these other matters will not have a material impact on the financial position, liquidity or results of operations of Buyers United.

In connection with the MyACD agreements, MyACD will continue to provide enhanced service development and configuration, and Buyers United will reimburse MyACD for actual costs related to these activities.

NOTE 14 - SUBSEQUENT EVENTS

In January and February 2004, three Directors had exercised options to purchase a total of 255,000 shares of Common Stock. Total proceeds received by the Company in connection with these exercises was $555,000.

During the first three months of 2004, investors have exercised warrants to purchase a total of 71,000 shares of Common Stock. Total proceeds received in these transactions was $146,000.

In December 2003, a holder of 100,000 shares of Series B Convertible Preferred Stock converted all of those shares to 500,000 shares of common stock. In January 2004, the holder sold those common shares plus 14,560 additional shares, or a total of 514,560 shares, to Buyers United for $500,000 in a privately negotiated transaction.

Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is completed

On March 15, 2004 the Company closed a private placement to institutional and accredited investors. The Company sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement are intended to be used for various corporate purposes, including sales and marketing related programs, to fund further development of our VoIP Network, reduction of debt, and for working capital and other general corporate purposes.

In connection with the placement, Acceris Communications Inc., formerly I-link Incorporated and the holder of 300,000 shares of Series B Convertible Preferred Stock, converted all of its preferred stock to 1.5 million common shares. Acceris subsequently sold 750,000 of those common shares to the investors in the private placement at $2.30 per share. As a result of the conversion and sale, Acceris Communications now holds 808,546 shares of the Company's common stock, or approximately six percent of the 13 million shares of common stock outstanding following completion of the private placement.

The private placement was made only to institutional and accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares of common stock sold have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company has agreed to file a registration statement under the Securities Act for resale of the common stock purchased by the investors in the private placement, the 808,546 shares of common stock held by Acceris, and 164,125 shares of common stock issuable under a warrant granted to the placement agent.

Board of Directors and Executive Officers        Independent Public Accountants

Theodore Stern                                    Crowe Chizek and Company LLC
Chairman of the Board                             Oak Brook, Illinois
Chief Executive Officer

Gary Smith                                       Corporate Counsel
Director
Business Consultant                               Parsons Behle & Latimer
                                                  Salt Lake City, Utah
Edward Dallin Bagley
Director
Business Consultant                              Transfer Agent

Steve Barnett                                     Atlas Stock Transfer Company
Director                                          Salt Lake City, Utah
Business Consultant

Paul Jarman                                      Business Office
President and Director                            14870 Pony Express Road
                                                  Bluffdale, Utah 84065
David R. Grow                                     (801) 320-3200
Chief Financial Officer

Kenneth Krogue
Executive Vice President

G. Douglas Smith
Executive Vice President


Upon written consent we will furnish to our stockholders without charge a copy of our report on Form 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange
Commission. Requests should be directed to:

Kimm Partridge
Corporate Secretary
Buyers United, Inc.
14870 Pony Express Road
Bluffdale, Utah  84065

Our corporate website is http://www.ucn.net. We make available on this website, free of charge, access to our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the Securities Exchange
Commission. In addition, the Commissions website is http://www.sec.gov. The Commission makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission.